Exhibit 12.1

AMERICAN PETROLEUM TANKERS HOLDING PARENT LLC

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2010	2009	2009	2008	2007	2006

Income (Loss) from Continuing Operations before taxes	$(30,714)	$(17,960)	$(20,025)	$(3,027)	$(610)	$(702)
Plus Total Fixed Charges	37,506	12,350	19,236	12,313	8,283	2,984
Add: Amortization of capitalized interest	671	334	454	—	—	—
Less: Interest capitalized	(5,272)	(8,046)	(10,597)	(12,308)	(8,282)	(2,984)

Total Earnings	$2,191	$(13,322)	$(10,932)	$(3,022)	$(609)	$(702)

Fixed Charges
Interest Expense	$32,234	$4,304	$8,639	$5	$1	$—
Capitalized Interest, netted in interest expense	5,272	8,046	10,597	12,308	8,282	2,984

Total Fixed Charges	$37,506	$12,350	$19,236	$12,313	$8,283	$2,984

Earnings to Fixed Charges Ratio(1)	0.06	-1.08	-0.57	-0.25	-0.07	-0.24

(1)	The earnings deficiency was $25.7 million for the nine months ended September 30, 2009. The earnings deficiency was $30.2 million, $15.3 million, $8.9 million and $3.7 million for the years ended December 31, 2009, 2008, 2007 and 2006, respectively.